August 19, 2011

Lisa Kohl

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

First Resources Corp.

Amendment No. 4 to Registration Statement on Form S-1

Filed July 8, 2011

File No. 333-169499

Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2010

Filed July 8, 2011

Form 10-Q for the fiscal period ended March 31, 2011

Filed May 20, 2011

File No. 000-54336

Dear Ms. Kohl:

First Resources, a Nevada corporation (the “Company”), has received and reviewed your letter of July 20, 2011, pertaining to the Company’s: (i) Amendment No. 4 to the Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on July 8, 2011, Amendment No. 1 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010 (the “Yearly Report”) as filed with the Commission on July 8, 2011, and (iii) the Form 10-Q for the Fiscal Period Ended March 31, 2011 (the “Quarterly Report”) as filed with the Commission on May 20, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated July 20, 2011.

Amendment No. 4 to Registration Statement on Form S-1

Prospectus Cover Page

1.

We note your disclosure in the offering proceeds table that proceeds to the company before expenses is $500,000. In light of the fact that there is no minimum amount of shares that must be sold in the offering, please state that the proceeds of the offering may be $0 to $500,000.

RESPONSE:  We have revised the Filing on Page 3 to include the following language:

“We are offering for sale a total of 10,000,000 shares of Common Stock at a fixed price of $0.05 per share (the "Offering") on a self-underwritten best-efforts basis. Our sole officer and director, Ms. Gloria Ramirez-Martinez, will attempt to sell the shares directly to the public, with no commission or other remuneration payable to her for any shares she may sell. Ms. Ramirez-Martinez will offer the shares to friends, family members and business acquaintances.  In offering the securities on behalf of the Company, Ms. Ramirez-Martinez will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities and Exchange Act of 1934. However, since the Offering is being conducted on a "best-efforts" basis, there is no minimum number of shares that must be sold and we will retain the proceeds from the sale of any of the shares offered and sold hereunder. Since there is no minimum with respect to the number of shares to be sold directly by the Company in this offering, if we fail to raise sufficient capital to commence operations, investors could lose their entire investment and will not be entitled to a refund. As there is no minimum number of shares that must be sold under this Offering, the gross proceeds to us may be $0 to $500,000, depending on how many shares are sold hereunder.”

Determination of Offering Price, page 14

2.

With a view towards explaining to investors why you report your stock price as of May 4, 2011, please revise your disclosure to state, if true, that May 4, 2011 is the most recent date on which your stock was quoted. Please also include this disclosure in the first paragraph on page 21.

RESPONSE:  We have revised the Filing on Pages 15 and 23, respectively, to include the following language:

Page 15:

“*Second Quarter reflects last reported price as of May 4, 2011, the most recent date on which our stock was quoted.”

Page 23:

“Our Common Stock is currently quoted on the OTC Bulletin Board under the symbol MEZE.OB.  As of August 15, 2011, there were 12,700,000 shares of the registrant’s $0.0001 par value Common Stock issued and outstanding to a total of 16 shareholders.  As of May 4, 2011, the most recent date on which the Company’s stock was quoted, the closing sales price of the Common Stock as last reported on the OTCBB was $0.75.”

Dilution, page 18

3.

We note your response to comment two in our letter dated May 18, 2011 and the revisions to your disclosure. Please update the dilution table to reflect net tangible book value per share before the offering as of the most recent balance sheet date included in the filing. In doing so, please update the amounts of (i) net tangible book value per share after giving effect to the offering, (ii) the increase in net tangible book value per share attributable to cash payments made by new investors and (iii) per share dilution to new investors, and the percentage dilution to new investors accordingly. Please ensure that you properly compute per-share dilution to new investors and revise your disclosure throughout the prospectus with respect to the dilution to new investors accordingly.

RESPONSE:  We have revised the Dilution Table on Page 20 of the Filing to include the following information:

	100% of offered shares are sold	50% of offered shares are sold	25% of offered shares are sold	10% of offered shares are sold
Offering Price per share	$0.05	$0.05	$0.05	$0.05
Net tangible book value per share at 6/30/2011	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Net tangible book value per share after giving effect to the offering	$0.02	$0.01	$0.01	$0.00
Increase in net tangible book value per share attributable to cash payments made by new investors	$0.02	$0.01	$0.01	$0.00
Per Share Dilution to New Investors	$0.03	$0.04	$0.04	$0.05
Percent Dilution to New Investors	60.00%	80.00%	80.00%	100.0%

Management Discussion and Analysis, page 30

Results of Operations for the Year Ended December 31, 2010 compared to December 31, 2009,

Results of Operations, page 31

4.

We note your response to comment four in our letter dated May 18, 2011. Please confirm if true, and clarify in your filing that the private placement you reference is the sale of stock to your sole officer and director on May 11, 2010, as disclosed on page II-2.

RESPONSE:  We confirm that the private placement references the sale of stock to our sole officer and director on May 11, 2010; therefore, we have revised the Filing on Page 36 to clarify and have included the following language:

“Results of Operations

We have not generated any revenue to date. Expenses in the year ended December 31, 2010 amounted to $1,246,808 as compared to $19,409 to the year ended December 31, 2009 and the basic loss per share was $0.14 and $0.01 respectively. The $1,227,399 or 6,324% increase in expenses from year ended December 31, 2009 to year ended December 31, 2010 was a result of:

- $1,215,000 increase in stock based compensation resulting from a financing completed during the year at    a price less than quoted market value at the date of close.  No such financing occurred in fiscal 2009;

-$3,000 increase in mineral claims expenses resulting from the acquisition of a mineral property.  No such acquisition occurred in fiscal 2009;

-$9,399 increase in general and administrative expenses resulting from increased activity related from the Company with respect to legal fees and due diligence with respect to the acquisition of the mineral property and the private placement completed on May 11, 2010 whereby our President was issued 10,000,000 shares of the Company’s Common Stock, par value $0.0001, in exchange for $25,000. Fiscal 2009 included mainly costs related to maintaining compliance.

The $15,972 increase in net cash provided by financing activities for the year ended December 31, 2010 was the result of $25,000 raised through a private placement on May 11, 2010, whereby our President was issued 10,000,000 shares of the Company’s Common Stock, par value $0.0001, in exchange for $25,000, and $5,260 being raised through related party loans from our President, which were used to fund operations during the year ended December 31, 2010.  Financing activities from fiscal 2009 were solely related party loans from our President, which were used to fund operations.”

5.

We note your indication under “Cash flow from Financing Activities” that you had “no need for financing during the three months ended March 31, 2011.” This statement seems inconsistent with your indication above that you had insufficient funds to pay liabilities and your indication below that you will need additional funds from this offering in order to meet your current operating expenses. Please revise.

RESPONSE:  We have revised the Filing on Page 35 to include the following language:

“Cashflow from Financing Activities

During the period ended March 31, 2011, the Company received $nil of cash from financing activities compared to $1,990 for the period ended March 31, 2010.  The decrease is due to the fact that the Company did not receive any new financing during the current period.”

Liquidity and Capital Resources, page 31

6.

We note your response to comment five in our letter dated May 18, 2011. Please revise your disclosure to explain what constitutes successful completion of your offering, in light of the fact that your offering is a best-efforts offering with no minimum. Please also tell us for what purpose you would raise additional funds through a private placement considering you state that you need $60,000 to sustain your current operations and this offering contemplates raising as much as $500,000.

RESPONSE:  We have revised the Filing on Page 36 to include the following language:

“On December 31, 2010 we had $216 in cash and cash equivalents, as compared to $1,004 on December 31, 2009. We anticipate generating losses in the future and may be unable to continue operations. If we do not have raise enough proceeds from this Offering to initiate our plan of operations, we intend to raise additional funds through debt or equity financings, which we hope will provide us with sufficient capital to complete our plan of operations and provide us with sufficient funds to meet our current operating expenses for the next year. We estimate we will need around $60,000 to sustain our current operations, as the cost of maintaining our claims are very low, only about $140 annually, and as a public company we would only be responsible for professional fees such as legal and auditing fees, reporting costs, and administrative expenses.

If we have trouble raising funds to commence our plan of operations, our sole officer and director has indicated that she will be able to fund operations for the subsequent two years through debt financing or until we can raise funds through an equity raise, but she has not agreed in writing to provide such funds; therefore, there is no guarantee that she will provide such funds to us. Our sole officer and director has not indicated that there is a maximum amount of funds she is willing to lend to us; therefore, we believe we will be able to generate sufficient cash to support our operations in the event that we do not raise sufficient funds from this offering as our operations do not currently generate any revenues. There can be no assurance that additional capital will be available to us. We currently have no agreements, arrangements or understandings with any other person to obtain funds through bank loans, lines of credit or any other sources.”

7.

Please revise your disclosure to state whether your sole officer and director has committed in writing to provide you with the funds necessary to sustain operations for the next two years and if so, file this agreement as a material contract. See Item 601(b)(10) of Regulation S-K. If she has not agreed in writing to provide such funds, please state this fact and that there is no guarantee that she will provide the necessary funds to you. Also state whether there is any maximum amount of funds she has indicated that she is willing to lend to you.

RESPONSE:  Please see our response to comment 6 above.

Cash Requirements, page 32

8.

We note your statement in the penultimate paragraph of this page that you do not anticipate any circumstances in which you would voluntarily cease filing reports with us. Please clarify to which reports you are referring and tell us why you believe that you are allowed to voluntarily cease filing any such reports. In this regard, we note that your registration statement on Form S-1, filed January 17, 2008, and your Form 8-A12G, filed on April 6, 2011, both trigger an obligation to file periodic reports pursuant to Regulation 13A of the Exchange Act. Please revise or advise.

RESPONSE:  We have revised the Filing to remove the referenced statement.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010

9.

Please confirm that you will address the above comments as applicable in your next Form 10-K.

RESPONSE:  We confirm that we will address the above comments, as requested, in our next Form 10-K.

Form 10-Q for the Fiscal Period Ended March 31, 2011

Item 4. Controls and Procedures, page 14

Changes in Internal Control and Financial Reporting, page 15

10.

Please note that item 308(c) of Regulation S-K requires disclosure of any change in your internal control over financial reporting that occurred during the most recent quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Please confirm to us that you have disclosed any change in your internal control over financial reporting that occurred during the quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. In addition, please revise your disclosure in future filings to provide the required disclosure.

RESPONSE:  We confirm that we have disclosed any change in our internal control over financial reporting that occurred during the quarter that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting. Additionally, we confirm that we will provide the required disclosure, as requested, in future filings.

In connection with the Company’s responding to the comments set forth in the July 20, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

First Resources Corp.

/s/ Gloria Ramirez-Martinez

By: Gloria Ramirez-Martinez

Title:  President and Chief Executive Officer

5